LETTER OF INTENT

May 7, 2019

PARTIES:

Marijuana Company of America, Inc., a Utah corporation, with an address of 1340 West Valley Parkway, Ste. 205, Escondido, California ("MCOA");

Essence Farms, LLC and Nova Holdings, a California limited liability company, with an address of 520 S. Grand Ave, Suite 320, Los Angeles, CA 90071 (collectively hereinafter referenced as "Essence").

The foregoing collectively referred to as the Joint Venture Partners.

RE: <u>RIVERSIDE HEMP PROJECT.</u>

This letter of intent (this "LOI") summarizes the principal terms of a transaction whereby the Joint Venture Partners will form a corporation in California – the "Riverside Hemp Project" – to operate farming operations in California for the purpose of growing, cultivating, manufacturing, extracting and selling hemp and its legal derivative products ("Project").

1. <u>Participation of the Joint Venture Partners</u>.

(a) <u>MCOA</u>. MCOA will provide hemp seeds, genetics, management of operations and standard operating procedures for the Project, including harvesting, manufacturing, extraction and distribution.

(b) Essence will provide all necessary city and state licenses for the growth and sale of hemp from the Project and will assist in developing and securing distribution for industrial, foodservice and retail aspects of the Project. Essence would agree to provide the Project with exclusive rights for the growth and distribution of "hemp seed 101 Mojave Desert" and the CBD extracted therefrom as well as up to 500 usable acres of land in Riverside county that has sufficient water, power and is sufficiently prepared for cultivation.

(1) As consideration for Essence's participation as a Joint Venture Partner in the Project, it will receive: (i) Twenty percent (20%) equity position in the Project; (ii) MCOA's issuance of shares of MCOA common stock with a value of $500,000 on the date of the LOI with anti-dilutive provisions for 12 months subsequent to this LOI to ensure this valuation; and (iii) MCOA shall receive 80% return of net profits on an ongoing basis.

(2) MCOA shall commit up to one million dollars ($1,000,000) in cash to cover Essence's operating and startup expenses pursuant to a mutually agreed upon written "Use of Proceeds" budget. Essence would agree to provide MCOA with all third party vendor receipts and invoices so that they may be reviewed and audited for approval. The first $250,000 installment shall be paid within 45 days of executing a binding agreement and the remaining $750,000 would be paid on an as needed basis that is mutually agreed upon thereafter.

(3) Essence would designate up to two voting member of the Board of Directors of the Project and MCOA will have four votes on the board of the JV.

(c) MCOA. MCOA would agree to provide all of the cash and equity financing mentioned above, including distribution and branding/marketing for the Project.

(1) MCOA will control all public statements and Press Releases pertaining related to the Project. All though all parties shall have advance notice and be allowed to provide input prior to publication.

(2) MCOA will provide quarterly audited financials for the Project for the Joint Venture Partners.

(3) MCOA would designate one voting member of the Board of Directors of the Project.

(4) both parties agree to provide up to 5% of equity in the JV for the acquisition of hemp seeds sufficient to cultivate 150 acres on the first grow.

(5) both parties are willing to allocate up to 7.5% of equity in the JV to raise a $250,000 bridge round of capital in the first 30 days from third party investors.

2. Conditions. The Joint Venture Partners' obligations to close the Proposed Transaction would be subject to customary conditions, including:

(a) The Joint Venture Partner's satisfactory completion of due diligence;

(b) MCOA's maintenance of cash proceeds in an amount necessary to finance the Proposed Transaction, pay related fees and expenses and provide adequate ongoing working capital, on terms and conditions satisfactory to the Joint Venture Partners;

(c) Approval of the Proposed Transaction by the respective Managers and Directors of the respective Joint Venture Partners;

(d) The Joint Venture Partner's execution and delivery of the definitive material agreement for the Assets ("Definitive Agreement") and all ancillary agreements;

(e) receipt of all regulatory approvals and third-party consents on terms satisfactory to the Joint Venture Partners, including in particular licenses for the growth, cultivation, harvesting and distribution of hemp;

(f) no material adverse change in the results of operations, prospects, condition (financial or otherwise) or assets of the Joint Venture Partners;

(g) The Joint Venture Partners' representations and warranties in the Definitive Agreement being true and accurate at the closing and the Joint Venture Partners not otherwise being in material breach of their respective obligations under the Definitive Agreement or any ancillary agreement;

(h) no person or government entity having commenced or threatened to commence any litigation or proceeding to challenge, restrain, or otherwise interfere with the Proposed Transaction or Project;

(i) each of the determined key employees entering into employment agreements with Project on terms acceptable to Joint Venture Partners;

(j) The Joint Venture Partners reasonable satisfaction that the Project has the technology and other systems necessary for it to operate effectively after the closing, including: the final execution of all ancillary agreements, acquisition of licenses or assignable licenses to grow, harvest, extract or manufacture and distribute hemp, and rental agreements concerning all real property, including access to adequate healthful water supply for the Project; access to adequate electrical service for the Project; and Projects receipt of licenses for the Project to grow hemp on any properties.

3. <u>Due Diligence and Access</u>.

(a) As soon as reasonably practicable after the date of this LOI, the Joint Venture Partners will commence a detailed due diligence investigation of the Project and the Joint Venture Partners including, a complete review of the legal, financial, tax, environmental, intellectual property, real property, hemp licensing, all licensing applications, and labor records and agreements, and any other matters that the Joint Venture Partner's legal counsel, accountants, tax or other advisors deem relevant.

(b) From and after the date of this LOI, the Joint Venture Partners would:

(i) provide each of their respective officers, employees, representatives and advisors with full access to the records, key employees, advisors and operations of the Project for the purpose of the Joint Venture Partners conducting its due diligence investigation;

(ii) provide, or make available to the Joint Venture Partners officers, employees, representatives and advisors such information relating to the Project as Joint Venture Partners

may reasonably request to evaluate and assess the Project and its assets and liabilities in connection with the Proposed Transaction; and,

(iii) respond to all due diligence inquiries raised by or on behalf of Joint Venture Partners in a comprehensive, accurate and timely manner.

6. Definitive Agreement. As soon as reasonably practicable after the date of this LOI, the Joint Venture Partners will commence negotiation of the Definitive Agreement relating to the Project. The Definitive Agreement will include the terms summarized in this LOI and such other representations, warranties, conditions, covenants, indemnities and other terms as are customary for transactions of this kind and not inconsistent with this LOI, or the mutual consent of the Joint Venture Partners.

7. Covenants of Joint Venture Partners. During the period from the signing of this LOI through the execution of the Definitive Agreement, the Joint Venture Partners will: (a) conduct their respective business in the ordinary course in a manner consistent with past practice; (b) maintain the properties and assets in good working condition (normal wear and tear excepted); and (c) use its best efforts to maintain its respective business and its employees, customers, suppliers, assets and operations as an ongoing concern in accordance with past practice.

8. Exclusivity.

(a) In consideration of the respective Joint Venture Partners incurring fees, expenses and other costs, and committing its respective management time and resources, in connection with the Proposed Transaction, each agrees that during the Exclusivity Period no Joint Venture Partner will directly or indirectly:

(i) initiate, solicit, seek, entertain, discuss, negotiate or accept any other acquisition proposal;

(ii) solicit, encourage, entertain or respond to any approach that might lead to any acquisition proposal;

(iii) disclose or otherwise make available any non-public information concerning the Project to any third party in connection with, or for the purpose of evaluating or deciding whether to pursue or make, any investment proposal; or

(iv) enter into any agreement, arrangement or understanding requiring or that would cause the Joint Venture Partners to abandon, terminate or fail to consummate the Proposed Transaction.

(b) Immediately on signing this LOI, Joint Venture Partners will terminate any discussions or negotiations currently taking place relating to any acquisition proposal (other than with each

other). Joint Venture Partners represent to each other that no Joint Venture Partner is party to or bound by any agreement regarding an acquisition proposal other than under this LOI.

(c) For purposes of this Section 8:

"Acquisition Proposal" means any proposal or offer from any person or group of persons other than the respective Joint Venture Partners and their respective affiliates to acquire all or any significant portion of the Project.

9. Termination.

(a) This LOI will automatically terminate and be of no further force and effect on the earlier of (i) execution of the Definitive Agreement by the Joint Venture Partners, (ii) mutual agreement of the Joint Venture Partners, and (iii) December 31, 2019.

10. GOVERNING LAW. THIS LOI SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF CALIFORNIA USA WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF CALIFORNIA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF CALIFORNIA.

11. Confidentiality. This LOI is confidential to the Joint Venture Partners and their representatives.

12. No Third Party Beneficiaries. Unless otherwise expressly set out in this LOI, nothing herein is intended or shall be construed to confer on any person or entity other than Buyer and Seller, and their successors or assigns, any rights or remedies under or by reason of this LOI.

13. Expenses. The Joint Venture Partners will each pay their own expenses relating to the Proposed Transaction, including the fees and expenses of investment bankers, attorneys and other advisors.

14. No Binding Agreement. Sections 1 through 7 of this LOI are intended only as an expression of interest on behalf of the Joint Venture Partners, are not intended to be legally binding on any party to this LOI, and are expressly subject to the negotiation, execution and delivery of the Definitive Agreement and the satisfaction of the terms and conditions set out therein. The Joint Venture Partners intend that the provisions of Sections 8 through 15 of this LOI are legally binding obligations of the parties, enforceable by the parties in accordance with their terms. The parties acknowledge and agree that: (a) nothing in this LOI shall be construed as an offer or commitment on the part of a the Joint Venture Partner to negotiate the Definitive Agreement or complete the Proposed Transaction, whether on the terms in this LOI or any other terms; (b) the terms in this LOI do not contain all of the material terms to be negotiated as part of the Definitive Agreement or otherwise regarding the Proposed Transaction; and (c) unless and until

the parties execute and deliver the Definitive Agreement (and thereafter only as and to the extent provided therein), neither party shall have any liability or obligation to the other party, except as set out in those provisions of this LOI expressly stated to be legally binding obligations.

15. Miscellaneous. This LOI may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when signed and delivered by each of the parties hereto. A manual signature on this LOI whose image shall have been transmitted electronically will constitute an original signature, and delivery of copies of this LOI by electronic transmission will constitute delivery of this LOI, for all purposes. The headings of the various sections of this LOI are for reference purposes only and shall not affect in any way the meaning or interpretation of this LOI.

Agreed to and accepted as of May 7, 2019

MARIJUANA COMPANY OF AMERICA, INC.

By: ____________________
DONALD STEINBERG
CHIEF EXECUTIVE OFFICER

ESSENCE FARMS, LLC.

By: /s/ Jane Un
JANE UN
MANAGER